5400 Legacy Drive

Plano, Texas 75024

January 16, 2008

Via EDGAR

Craig Wilson

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:   Electronic Data Systems Corporation ("EDS")

         Form 10-K for fiscal year ended December 31, 2006, Filed March 1, 2007

         Form 8-K filed November 2, 2007

         File No. 001-11779

Dear Mr. Wilson:

We are responding to your letter dated December 21, 2007, relating to our Form 10-K for the year ended December 31, 2006 and our Form 8-K filed November 2, 2007.  Responses to your comments are set forth below.

Form 10-K for the Fiscal Year Ended December 31, 2006 ("2006 Form 10-K")

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 18

SEC Comment 1

We note that your discussion of results of operations does not analyze your results of operations on a segment basis below the revenue line item while Note 12 to the financial statements discloses segment operating income or loss as a measure of segment profitability.  Known trends, demands, commitments, events or uncertainties within a segment that are reasonably likely to have material effect on the business as a whole should be discussed as well as other matters addressed in FRR 501.06a.  Also see Item 303 of Regulation S-K and our Release 33-8350. Please tell us how you considered these disclosure requirements in your segment MD&A.  In addition, tell us what consideration has been given to presenting an analysis of your segment measure of profit or loss, or the line items within your segment measure of profit or loss, for each outsourcing segment and the non-outsourcing "All other" segment.

Ph: 972 605 6000

Securities and Exchange Commission

January 16, 2008

EDS Response

Financial Reporting Release 501.06a notes that "In formulating a judgment as to whether a discussion of segment information is necessary to an understanding of the business, a multi-segment registrant preparing a full fiscal year MD&A should analyze revenues, profitability, and the cash needs of its significant segments. To the extent any segment contributes in a materially disproportionate way to those items, or where discussion on a consolidated basis would present an incomplete and misleading picture of the enterprise, segment discussion should be included."   Additionally, Release 33-8350 and Item 303 of Regulation S-K provide that "MD&A requirements are intended to satisfy three principal objectives:  1) to provide a narrative explanation of a company's financial statements that enables investors to see the company through the eyes of management; 2) to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and 3) to provide information about the quality of, and potential variability of, a company's earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance."

In preparing our results of operations MD&A disclosures, we consider items impacting known trends, demands, commitments, events or uncertainties which are reasonably likely to have a material impact on the business.   Items materially impacting the consolidated results are included in the MD&A disclosures of revenues, gross margin and other operating (income) expense (including the non-outsourcing "All Other").  Frequently, the items noted have a global impact with the results crossing multiple segments, thus the trend or impact is across the company and not specific to any one segment and are disclosed as such.  In our discussion of gross margin in the MD&A section of our 2006 Form 10-K, we have the following examples "The increase in our gross margin percentage in 2006 was primarily attributable to our enterprise-wide productivity initiatives, including improved performance on significant contracts, better sourcing and other cost structure improvements (240 basis points)" and "partially offset by incremental costs related to investments in our infrastructure, new service offerings and severance (190 basis points)."  We disclose the global impact for the non-segment discrete items.  We believe these global disclosures present a more complete and meaningful picture of the company.  Items which are not global in impact, but are discrete to individual segment, are disclosed separately, and we believe these items have sufficient information to identify the segment being impacted.  For example, in our discussion of gross margin in the MD&A section of our 2006 Form 10-K, we refer to "a pension obligation settlement loss associated with the termination of the Inland Revenue contract in 2005 (40 basis points)."  This item was unique to the U.K. Inland Revenue contract, which is included in the EMEA region.  In addition, the non-outsourcing "All Other" category is primarily comprised of corporate expenses, including stock-based compensation, and also includes differences between fixed and actual exchange rates and as such is not a segment.  Disclosures necessary for the "All Other" category are included in the MD&A disclosures of selling, general and administrative and other income (expense).

We believe the results of operations MD&A disclosures adequately analyze the results of operations and allow investors to see the company through the eyes of management.  We will continue our efforts to comply with the letter and spirit of the MD&A rules, including the disclosure requirements for our results of operations MD&A.

Securities and Exchange Commission

January 16, 2008

Gross Margin, page 19

SEC Comment 2

With regard to your discussion of the underlying reasons for changes in your segment revenues, please tell us what consideration has been given to quantifying the reasons given for underlying changes between the periods.  Where there are multiple and offsetting changes, describe what consideration has been given to including tabular presentation to facilitate a greater understanding by readers.  Refer, for example, to your discussion of revenue growth in the Americas segment in fiscal 2006. Your discussion includes quantification of $90 million related to Verizon, however, the remaining increase of $259 million is not quantified.  That is, we note that you enumerate various drivers for the remaining changes, such as contracts with new clients in your retail, energy and transportation industry groups, add-on business with existing clients in your financial services industry group and in Latin America, and your ExcellerateHRO business which began operations in March 2005.

EDS Response

We evaluate changes in revenue at the overall segment level (primarily based on geography), the segment component level (based on customer industries in the U.S. and sub-geographies elsewhere), and at the individual contract level.  We focus our analysis and discussion at the segment component level, which aggregates the results of multiple customer contracts.  If there is a significant variance in a particular segment component, we describe the key drivers of the variance.  When a significant event occurs related to an individual customer contract, such as the decision by Verizon to in-source their IT services, we disclose the impact if it is deemed material. Where multiple sources are listed in MD&A as components of a change, we have quantified the change where such disclosure is material to the understanding of our business.  In our 2006 Form 10-K, we specifically identified the growth in our retail and energy, transportation, and financial services industry groups, our Latin America sub-region, and the ExcellerateHRO business as revenues attributable to these segment components increased, in aggregate, approximately $375 million compared with 2005. To further explain the change in revenues for each of these components, and possibly include a tabular presentation, would require an analysis at an individual contract level.

In future filings, we will expand, where necessary, our disclosure to quantify the amount of the underlying reasons for changes in our segment revenues where such expansion would be both meaningful and  not cumbersome to the users of our financial statements.  We will continue our efforts to comply with the disclosure rules for revenues.

SEC Comment 3

You discuss in your Risk Factors on page 6 that market changes may result in decreased profitability and so you indicate that the "IT outsourcing market is commoditizing, which is shrinking margins on many of (y)our core offerings."  Please tell us why in MD&A we do not see discussion of this margin trend or it's reasonably likely impact on future results of operations and financial position.

Securities and Exchange Commission

January 16, 2008

EDS Response

MD&A requires discussion of known trends or uncertainties that the registrant reasonably expects will have a material impact on net sales, revenue or income from continuing operations.  The risk factor referenced in this comment, entitled "Market changes may result in decreased profitability," refers to the commoditizing of the IT outsourcing market in recent years which is shrinking margins on many of our core offerings.  While this statement is accurate with respect to market changes experienced during the several years preceding this Form 10-K (and to a lesser extent during the 2006 period covered by the 10-K), and pricing on certain individual offerings had been adversely impacted during this period, these market changes have not had a material impact on our overall net sales, revenue or income from continuing operations during the period covered by this Form 10-K.  Furthermore, we did not at the time of filing the Form 10-K - and still do not - believe that such market factors are reasonably likely to have a material impact on our overall future results of operations and financial position.  Although the market changes referred to in the risk factor have impacted the pricing of many of our offerings in the IT outsourcing area (which we refer to as our infrastructure services business), such changes have generally not been pervasive in our infrastructure services business as a whole or in our applications and BPO businesses, which represent an increasing portion of our revenues.  Our view that these market changes are not reasonably likely to have a material impact on our overall future results of operations and financial position is supported by the year-over-year improvement in our gross margin and operating margin each year since 2003, and the quarter-over-quarter improvement in our gross margin and operating margin during the first three quarters of 2007.  As noted in the gross margin discussion of MD&A, this improvement is due in part to our successful cost reduction efforts during this period.  We continue to believe that the market changes referred to in this risk factor are not reasonably likely to have a material impact on our overall future results of operations or financial position, and that the impact of such changes can be mitigated by our planned cost reduction initiatives and other factors.

To the extent we believe the market changes identified in this risk factor continue to be appropriate for inclusion in our upcoming Form 10-K, we will appropriately adjust such risk factor disclosure to more clearly state the historical impact on the company.

Revenue Recognition and Deferred Contract Costs, page 41

SEC Comment 4

Your disclosure under Item 1A, "Risk Factors" on page 6 indicates you have certain IT outsourcing agreements that contain third-party benchmarking provisions which generally permit contractual rates to be compared to a range of market rates for comparable services on a periodic basis over the term of the agreement and can result in contract price adjustments.  Tell us how you account for these provisions and why the critical accounting policies and revenue recognition policy disclosures do not address these provisions and their impact on revenue recognition.  An arrangement fee that is variable until the occurrence of future events would generally not be fixed or determinable until the future event occurs.  Tell us how your accounting complies with SAB Topic 13A.4, or other applicable accounting literature.

Securities and Exchange Commission

January 16, 2008

EDS Response

Our long-term service contracts typically contain periodic pricing terms that are indicative of market rates in current and future periods.  Many of our customer contracts also include benchmarking provisions.  The purpose of those provisions is to ensure that market pricing assumptions determined at the onset of the contract are still valid during the later years of the contract.  The invocation of such provisions, which results in the comparison of contractual rates to a range of market rates for comparable services, occurs in only a small number of our contracts as the execution of the provisions is difficult and costly.  The execution of these provisions is not mandatory and requires either the customer or EDS to request the execution of the provision.  The impact to an individual contract resulting from a benchmarking exercise is prospective and has no effect on previously recognized amounts. As the benchmarking provisions are not mandatory and have a prospective impact, revenue previously recognized is not contingent upon future events and is recognizable in compliance with SAB 104.

Typical benchmarking provisions, upon completion of the benchmarking process, require "good faith" negotiations between the customer and EDS regarding future pricing of services.  As such, revenue previously recognized is not variable as the occurrence of the benchmarking exercise affects only the pricing of future services.  Amounts recognized prior to a benchmarking clause being invoked are non-refundable.  Future price reductions resulting from benchmarking provisions have been rare historically, have resulted in immaterial modifications to future rates (accounted for prospectively) and are similar to other non-benchmarking related renegotiations with customers.  We account for the implications of benchmarking provisions when the provisions are invoked.  As the impact for benchmarking provisions is prospective and revenue previously recognized is not impacted by the benchmarking provisions, we have not included discussion of these provisions in our critical accounting polices and revenue recognition policy disclosures.

Form 8-K filed on November 2, 2007

SEC Comment 5

We note the prominent presentation of the non-GAAP measure "Adjusted EPS" within the headline section of your news release furnished in Form 8-K.  Please tell us how you determined that this presentation meets the requirements of Item 10, paragraph (e)(l)(i) of Regulation S-K.  That is, such presentation appears to require the presentation, with greater or equal prominence, of the most closely related GAAP measure.

EDS Response

Item 10, paragraph (e)(1)(i) of Regulation S-K requires that a registrant, when including a non-GAAP financial measure in a filing, include in the filing a presentation with equal or greater prominence of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP.   The third quarter 2007 earnings release furnished with our November 2, 2007 Form 8-K includes in the first paragraph - immediately below the headline section - a reference to the "GAAP Reconciliation" discussion later in the release for reported net income and

Securities and Exchange Commission

January 16, 2008

earnings per share for third quarter 2007 and 2006.  That discussion, which reports our adjusted and GAAP earnings per share, refers to the Unaudited Reconciliation of GAAP Earnings to Adjusted Earnings statement immediately following the release.  The release also includes - under the heading "Non-GAAP Financial Measures" - a discussion of our use of adjusted earnings per share and other non-GAAP financial measures.

As further described in our Annual Report on Form 10-K for the year ended December 31, 2006, we use the non-GAAP measure of adjusted earnings per share to measure our core operating performance period over period.  Adjusted earnings per share is included as a sub-bullet in our earnings release because our earnings guidance is issued as adjusted earnings per share and equity analysts following our company generally project and report our earnings on an adjusted earnings per share basis.  We note that adjusted earnings per share for the third quarter 2007 period covered by this earnings release was the same as the GAAP results for this period (42 cents per share), and adjusted earnings per share for the comparable prior year period was also the same as the GAAP earnings per share for that period (24 cents per share).  We believe that the inclusion of the reference to the "GAAP Reconciliation" in the first paragraph of the release immediately following the bullet points - together with the discussion under the heading "GAAP Reconciliation" and the Unaudited Reconciliation of GAAP Earnings to Adjusted Earnings statement -- meets the requirements of Item 10, paragraph (e)(1)(i) of Regulation S-K.  However, to the extent adjusted earnings per share is referred to as part of a sub-headline of a future earnings release furnished with a Form 8-K, we will include a reference to the GAAP earnings per share in a sub-headline as well.

*  *  *

In addition, EDS acknowledges that:

*	it is responsible for the adequacy and accuracy of the disclosure in the aforementioned filings;
*	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and
*	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 972-605-3269, or David Hollander of EDS Legal Affairs at 972-605-5486, if you have any questions regarding our responses or would otherwise like to discuss them.

Sincerely,

 /S/ WILLIAM E. CASPER

William E. Casper

Controller